UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

INTERSECTIONS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460981301

(CUSIP Number)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

(Names of Filing Persons)

For WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, Massachusetts 01803 Attention: Blake Cunneen, Chief Financial Officer	For WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard, Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON WC SACD One Merger Sub, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1) Pursuant to the terms of the Merger Agreement, on January 11, 2019, at the Effective Time of the Merger (as described in Item 4 below), (a) all shares of Common Stock of Intersections Inc. beneficially owned by WC SACD One Merger Sub, Inc. (“Merger Sub”) immediately prior to the Effective Time of the Merger were automatically cancelled in the Merger for no consideration and (b) Merger Sub was merged with and into Intersections Inc., with Intersections Inc. continuing as the surviving corporation and a wholly-owned subsidiary of WC SACD One Parent, Inc. (“Parent”). As such, as a result of the Merger, the separate corporate existence of Merger Sub ceased and all shares of Intersections Inc. Common Stock beneficially owned by Merger Sub ceased to exist.

1	NAME OF REPORTING PERSON WC SACD One Parent, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON (See instructions) HC

(1) Following the consummation of the Merger (as described in Item 4 below), Intersections Inc. became a wholly-owned subsidiary of Parent, which directly owns 1,000 shares of Common Stock of Intersections Inc.

(2) The percentage calculation is based on 1,000 issued and outstanding shares of Common Stock as of January 11, 2019.

1	NAME OF REPORTING PERSON WC SACD One, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON (See instructions) HC

(1) Beneficial ownership of the above referenced shares is being reported hereunder because WC SACD One, Inc. (“WC SACD”) may be deemed to beneficially own 1,000 shares of Common Stock directly held by Parent, a wholly-owned subsidiary of WC SACD.

(2) The percentage calculation is based on 1,000 issued and outstanding shares of Common Stock as of January 11, 2019.

1	NAME OF REPORTING PERSON WndrCo Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON (See instructions) HC

(1) WndrCo Holdings, LLC (“WndrCo”) may be deemed to have beneficial ownership of 1,000 shares of Common Stock indirectly held by WC SACD due to WndrCo’s equity ownership in WC SACD.

(2) The percentage calculation is based on 1,000 issued and outstanding shares of Common Stock as of January 11, 2019.

This Amendment No. 2 on Schedule 13D/A (this “Amendment No. 2”), is being filed jointly by WC SACD One Merger Sub, Inc. (“Merger Sub”), WC SACD One Parent, Inc. (“Parent”), WC SACD One, Inc. (“WC SACD”), and WndrCo Holdings, LLC (“WndrCo,” and together with Merger Sub, Parent and WC SACD, the “Reporting Persons”). This Amendment No. 2 amends and supplements the Schedule 13D as previously filed by the Reporting Persons on November 13, 2018, as amended by Amendment No. 1 thereto, filed on January 9, 2019 (as amended, the “Schedule 13D”), with respect to the common stock of Intersections Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Stock”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment No. 2, the information contained in the Schedule 13D has not been updated or amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following:

“The aggregate consideration paid by Merger Sub in the Offer and Merger was approximately $65 million, not including the value of the Rollover Shares and related transaction fees and expenses. WC SACD provided Merger Sub and Parent with the funds necessary to complete the Offer and Merger in accordance with the Merger Agreement. WC SACD funded these payments with a combination of (i) proceeds from the Bridge Note from WndrCo and (ii) an equity investment from iSubscribed, WndrCo, and the GC Funds.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

“Closing of the Merger

Upon consummation of the Offer, Merger Sub accepted for purchase a total of 13,443,400 Shares (the “Tender Offer Shares”), which were validly tendered and not validly withdrawn from the Offer (including 8,012 Shares that were validly tendered pursuant to the notice of guaranteed delivery procedures). On January 11, 2019, immediately prior to the Effective Time of the Merger, the Parent Note automatically converted into 13,240,089 shares of Common Stock in accordance with its terms (the “Converted Shares”). Pursuant to the terms of the Contribution and Assignment Agreements, the Rollover Holders contributed the Rollover Shares (consisting of an aggregate of 11,103,640 Shares) to WC SACD, and prior to the consummation of the Merger, WC SACD contributed and assigned the Rollover Shares to Parent.

Subsequently, on January 11, 2019, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement, wherein Merger Sub merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as an indirect wholly-owned subsidiary of Parent (the “Merger”). At the Effective Time, each Share not tendered into the Offer, other than Shares held by stockholders who perfected their appraisal rights under Delaware law, Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (including the Tender Offer Shares, the Converted Shares and the Rollover Shares), were automatically cancelled and converted into the right to receive $3.68 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer. Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (including the Tender Offer Shares, the Converted Shares and the Rollover Shares) were automatically cancelled for no consideration and ceased to exist.

At the Effective Time of the Merger, each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time automatically converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Company. In connection with the Merger, at the Effective Time, (a) each of the directors of the Company (John M. Albertine, Thomas G. Amato, Bruce M. Lev, David A. McGough, Melvin R. Seiler, Michael R. Stanfield) resigned as directors of the Company and its subsidiaries, as applicable; (b) Hari Ravichandran, Hamed Saeed and Blake Cunneen became the directors of the Company following the Effective Time; and (c) Hari Ravichandran, Melba M. Amissi, Duane L. Berlin, Ronald L. Barden and Tracy M. Ward became the officers of the Company following the Effective Time.

At the Effective Time, the Company’s certificate of incorporation was amended and restated in its entirety in the form attached as Exhibit C to the Merger Agreement, and Merger Sub’s bylaws became the bylaws of the Company (provided, all references therein to Merger Sub became references to the Company).

Immediately following the effectiveness of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and the Company’s intent to remove its Common Stock from listing on the Nasdaq. On January 11, 2019, Nasdaq filed with the SEC a Form 25 to delist and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of the Common Stock on the Nasdaq was suspended as of approximately 9:00 a.m. New York City time on January 14, 2019. In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Closing of the iSubscribed Merger

Additionally, pursuant to that certain Binding Term Sheet, dated October 31, 2018, by and among WC SACD, WndrCo, iSubscribed, and the GC Funds, and subsequent definitive documentation that was executed and delivered by the parties thereto, the merger of iSubscribed with and into WC SACD Holdings Merger Sub, Inc. was completed on January 11, 2019. iSubscribed survived the merger and became a wholly-owned subsidiary of WC SACD Holdings, Inc.”

Item 5.	Interest in Securities of the Issuer.

(a) – (b) is hereby restated in its entirety as follows:

“Items 7 through 11 and 13 of the cover page of this Amendment No. 2 and the footnotes thereto are incorporated herein by reference.

(c) is hereby restated in its entirety as follows:

“Except as described in this Amendment, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person referred to in Annexes A and B of the Schedule 13D has acquired or disposed of any shares of Common Stock during the past 60 days.”

(d) is hereby restated in its entirety as follows:

“Not applicable.”

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2019

WC SACD ONE MERGER SUB, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE PARENT, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WNDRCO HOLDINGS, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel